August 18, 2021

VIA EDGAR

Mr. Mark Cowan, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (the “Company”)

Transamerica Structured Index Advantage Annuity

Initial Registration Statement on Form S-1

File No. 333-252121

Dear Mr. Cowan:

This letter responds to comments that you provided on behalf of the staff of the Securities and Exchange Commission in writing on May 12, 2021, with respect to the above-referenced filing for the Transamerica Structured Index Advantage Annuity (the “Policy”). The Company has filed pre-effective amendment no. 2 to the registration statement for the Policy reflecting the Company’s responses to the staff comments and various product revisions. For your convenience, I have restated the staff’s comments below, and followed each comment with our response. Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the prospectus.

General

1.

Please confirm that all missing information, including all exhibits, will be filed in a pre- effective amendment to the registration statement. We may have further comments when you supply the omitted information. Please also note that since the registration statement will go effective 135 days after end of the Company’s last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

Response: The Company confirms that all missing information, including all exhibits and any required interim financial statements, will be filed in a pre-effective amendment to the registration statement.

2.	Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Company confirms its understanding that staff comments with regard to disclosure in one location of the registration statement apply to similar disclosure appearing elsewhere in the registration statement.

3.

Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

Response: There are no third party guarantees or support agreements that support the Company’s guarantees under the Policy. The Company will be solely responsible for any benefits or features associated with the Policy.

4.

We note that the formulas associated with Interim Value adjustments for the Index Allocation Options offered in this Policy are highly complex and the staff believes not likely to be understood by most investors. The number of Index Allocation Options offered, both conventional and novel, such as “Best Entry” and “Buffer Auto Reset,” further add levels of complexity that investors are unlikely to understand. When revising this registration statement, please consider the appropriateness of these levels of complexity and revise the disclosure so that the features and the loss potential of each Option are clearly and fully disclosed in the prospectus. In particular, before details of how each Index Allocation Option operates, please provide an easy to understand summary of how the Option will protect against losses and/or enhance performance. Please also explain supplementally how the Company determined that the level of complexity in this product is appropriate for investors seeking a long-term retirement savings product.

Response: The Company respectfully submits that it does not believe that the Policy’s complexity level makes it categorically inappropriate for investors seeking long-term retirement income solutions. As a threshold matter, the Policy provides the same fundamental benefits to long-term investors as any other registered index-linked deferred annuity contract (“RILA”). In that regard, the Policy provides for tax deferred accumulation of assets, a death benefit, and a stream of guaranteed income upon annuitization. In addition, like any RILA, the Policy allows its Owners to invest in the market with a level of downside protection. The Policy’s complexity level does not change or obscure these fundamental benefits.

The Company is committed to building innovative retirement products. Its overall business strategy is to deliver an enhanced investor experience by offering a RILA that long-term investors, including those with different and/or changing risk tolerances and needs, will find attractive from the day of purchase to the day they retire and beyond. To that end, the Company focused on the following goals:

•

Simplifying the Point of Sale. Rather than the Company or its affiliates offering multiple RILAs with different feature functionality, the Company intends for this product to serve as the sole RILA offered by Transamerica, at least for the foreseeable future.[1] The Company hopes this approach will simplify the investment process for potential investors at the point of sale, as potential investors seeking a Transamerica RILA would not need to evaluate and compare different Transamerica contracts.

•

Meeting the Evolving Long-Term Needs of Existing Investors. The Company hopes that existing investors will remain satisfied and continue to hold this product throughout their extended investment time horizons. To accomplish this, the Company believes it is critical to offer investment options that continuously meet existing investors’ evolving investment needs and that standout among other RILA contracts offered to the public.

•

Celebrating Investor Choice. The Company believes that there is an unmet market demand for RILAs that offer a broad menu of investment options, including features that have become common among RILAs (e.g., caps, buffers, floors) and features that are new or relatively new to RILAs. The Company has designed the Policy to meet that market demand, providing investment options for those investors who want the more common features, those who want the more novel features, and those who want both.

In order to effectively meet these goals, the Company believes that the Policy must include a wide range of investment options, with a variety of feature functionality, in order to accommodate the largest possible universe of new investors and continue to meet the evolving needs of existing investors.

The Company acknowledges that these innovative characteristics may naturally cause the Policy to be more complicated than other RILAs on the market today. Ultimately, whether the Policy is suitable for any particular investor will depend on an analysis to be performed by each investor’s financial intermediary.

[1]

Please note the Company may register substantially similar versions of this product for offer and sale through different distribution channels. For example, the Company may seek to register an adviser-sold version of this product. The Company also reserves the right to register different RILAs in the future, as its strategic business plans may change.

And like any investment, this Policy will not be suitable for every investor. Nonetheless, the Company believes that this Policy will be attractive to a significant number of long-term investors, and that this Policy will help those investors save for retirement.

As requested, the Company has reconsidered the overall level of clarity of the information presented, and it has made numerous revisions throughout. In particular, the Company believes that the features and loss potential of each Allocation Account are now more clearly and fully disclosed.

Last, notably, for various business and administrative reasons, the Company has decided that it will not immediately offer Buffer Auto Reset and has removed that Index Account Option from the prospectus (along with certain other features). While the Company continues to believe this feature is one that would greatly appeal to certain investors and present yet another welcome potential retirement income gap solution in the market, Buffer Auto Reset was the most complicated Index Account Option in the prospectus, and its removal has reduced the product’s overall complexity.

EDGAR Cover Page

5.	The title of the securities to be registered should be “Individual Flexible Premium Deferred Indexed-Linked Annuity and interests therein.”

Response: The above-referenced information has been revised as requested.

Prospectus Cover Page

6.	Please add a statement that the prospectus describes all material terms of the Policy, including material state variations.

Response: The cover page has been revised as requested.

7.

Please state that each Index Account Option has a Cap, Participation Rate or other feature (e.g., Value Trigger) that determines the amount of positive Index rate of return that may be credited to the investment for a Crediting Period. Please also state that these rates place a limit on any positive Index rate of return that may be used to calculate the return for a Crediting Period, and, in turn, limit the amount that may be credited to the investment for a Crediting Period.

Response: The cover page has been revised as requested.

8.

The disclosure states, “You may lose money, including a significant amount of your principal investment.” Please add “. . . and earnings from prior periods that are reinvested, and your loss can become greater in the case of a withdrawal due to withdrawal charges and adjustments imposed on a withdrawal if the withdrawal is made before the end of a Crediting Period.”

Response: The cover page has been revised to include disclosure substantially similar to the requested disclosure.

9.	Please disclose that the obligations under the Policy are subject to the creditworthiness and claims paying ability of the Company.

Response: The cover page has been revised as requested.

10.

Please add a prominent statement that due to the withdrawal charges, the Policy is not appropriate for prospective purchasers who plan to take withdrawals in excess of the surrender charge-free amount (including systematic withdrawals) or surrender the Policy during the six years after the initial (or any additional) premium payment. Please also prominently state that partial withdrawals, full Surrender, payment of the death benefit and annuitization during a Crediting Period could significantly reduce the values received under the Policy and the amount credited at the end of a Crediting Period due to proportionate adjustments to the investment base, withdrawal charges and the Interim Value adjustment. In addition, please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Downside Protection features of the Indexed Account Options offered under the Policy. We note there is prominent disclosure later in this prospectus on these points. Please add such disclosure to the cover as well.

Response: The cover page has been revised as requested.

11.

Please disclose whether the amount refunded upon cancellation (Policy Value) is subject to the Interim Value adjustment. Also, please state that no withdrawal charge applies upon cancellation, if true. Please make these clarifications in each place in the prospectus where the right to cancel provision is discussed (e.g., Risk of Loss During Cancellation Period and Right to Cancel Period).

Response: The above-referenced disclosure has been revised as requested.

Summary

12.

In each section of the Summary, please cross-reference more detailed discussion later in the prospectus. For instance, including a cross-reference to “State Variations” in the “Right To Cancel Period” and “Interim Value Adjustment” in the “Crediting Periods” discussions.

Response: The Summary has been revised as requested.

13.

Buying the Policy (page 1). Please revise the fourth item entitled “Choose Your Optional Benefits (If Desired).” This discussion should only refer to the one optional benefit that can be elected (i.e., the Guaranteed Minimum Death Benefit (GMDB) rider). Also, please state, if true, that the GMDB rider must be elected at the time the Policy is purchased (and eliminate all other inconsistent or inapplicable disclosure, including the reservation to stop offering the rider to existing or new purchasers).

Response: The above-referenced disclosure has been revised as requested.

14.	The Accumulation Phase (page 2)

a.

i. The fourth paragraph under “Indexed-Linked and Fixed Interest Investment Options” reserves the right to add and remove Allocation Accounts from the list of available investment options and to change the Allocation Accounts that are available for investment. Please confirm that Allocation Accounts will only be added or removed through an amendment to the prospectus and/or registration statement.

Response: The Company confirms that Allocation Accounts will only be added or removed through an amendment to the prospectus and has revised the above-referenced disclosure accordingly.

ii. Given the number of Index Accounts Options offered by this Policy, please also explain to the staff supplementally how reserving the right to offer only one Index Account Option, as provided in the last sentence of this paragraph, is appropriate and consistent with investor expectations when purchasing the Policy offered as a long-term retirement investment vehicle. We may have more comments once we review your response.

Response: While the Company expects to offer a wide range of investment options under the Policy for the reasons discussed in the Company’s response to Comment 4, the Company must reserve rights necessary to protect itself and its ability to meet its financial obligations under the Policy and to its other customers. One such right is the ability to limit the number of available investment options to a single Index Account Option, and there are numerous reasons why this reservation of right may be critical to the Company. For example, there are significant costs associated with offering these investment options, and the Company may need to minimize those costs if its financial condition changes or if the necessary hedging instruments are not available or become too expensive. This reservation of right could also be important if there are changes in applicable law or third-party relationships that make offering numerous investment options impractical, non-economical, or perhaps even impossible. The Company does not believe that this reservation of right is inappropriate or inconsistent with investor expectations as it is disclosed prominently in numerous places, including the cover page, the risk factor section, and various other sections of the prospectus. Furthermore, while the Company believes this reservation of right is important, it does not expect to exercise this right in the foreseeable future.

b.

The first bullet point under Crediting Periods states, “For an Index Account, gain or loss is generally applied to your Policy at the end of the Crediting Period. Gain or loss may also be applied before the end of the Crediting Period when certain transactions are performed under the Policy . . . .” Please specify these “certain” transactions.

Response: The above-referenced disclosure has been revised as requested.

c.

i. In the section entitled “Access to Your Money,” please add a bullet point stating that a full Surrender and withdrawals may be subject to federal and state income taxes and a 10% penalty if made before age 59 1/2.

Response: The above-referenced disclosure has been revised as requested.

ii. This should also be added to the cover page.

Response: The above-referenced disclosure has been revised as requested.

iii. We also note disclosure stating that a Surrender or withdrawal prior to the end of a Crediting Period may significantly reduce the value of an Owner’s investment and result in losses. Please briefly explain why there may be a significant reduction (i.e., because of the Interim Value adjustment and the proportionate negative adjustment made to the Index Base for withdrawals).

Response: The above-referenced disclosure has been revised as requested.

d.

In the section entitled “Death Benefit,” please delete the next to last sentence of the paragraph, which reads: “If your election of the GMDB rider would not subject your Policy to an additional fee, the GMDB rider will be automatically added to your Policy.” This sentence is confusing with the following sentence, which states: “Currently, all GMDB rider elections and re-elections are subject to an additional fee.” Otherwise, please reconcile the disclosure in these sentences. We also note disclosure on page 4 stating that the Optional Death Benefit Fee “may” be charged. That should also be reconciled.

Response: The above-referenced disclosure has been revised as requested.

15.	The Income Phase (page 3)

a.

In the first two paragraphs of this section, you disclose two provisions that may vary depending on applicable state law. Please disclose these variations in the section that contains a description of material state variations.

Response: The above-referenced disclosure has been revised as requested.

b.

Please add the following disclosure at the end of this section, if true: (i) if you elect to annuitize on a date other than the end of a Crediting Period, the amount to be annuitized will be subject to the Interim Value adjustment; (ii) withdrawal charges will be applicable if you annuitize before the end of all applicable surrender charge periods (6 years for each premium payment); and (iii) because there may be numerous different Crediting Periods, you will likely be subject to the Interim Value adjustment for some or all of your Allocation Accounts whenever you elect to annuitize. There may be no date that you can select for annuitizing that will not result in an Interim Value adjustment.

Response: The above-referenced disclosure has been revised as requested. The Company notes that surrender charges do not apply upon annuitization.

16.	Fees and Charges (page 4)

a.

Charges for Early Withdrawals (Surrender Charges). Please state that the early withdrawal charge is applicable if a death benefit payment is made or annuitization occurs before the end of the applicable surrender charge period.

Response: The Company has revised the above-referenced disclosure to state that surrender charges do not apply to a death benefit payment or upon annuitization.

b.

i. Ongoing Fees and Charges. Please state, with examples, when charges are deducted, how charges are deducted (e.g., proportionately or on a dollar for dollar basis) and the order in which charges are deducted from Policy Value.

Response: The Fees and Charges section has been revised as requested.

ii. With respect to the Service Charge, please explain what pro-rata basis means (e.g., pro-rated based on the number of days elapsed from the last Policy Anniversary).

Response: The above-referenced disclosure has been revised to reflect that the service charge is deducted in full upon Surrender.

c.	Transaction Charges. i. Please state the charges associated with the Credit Advantage Fee in this section. Please also specify all services that are subject to special services fees.

Response: The above-referenced disclosure has been revised as requested.

ii. In addition, please clarify throughout the prospectus that the special services fee will not exceed $50 per service.

Response: The above-referenced disclosure has been revised as requested.

17.	Types of Accounts (pages 4-7)

a.	Fixed Holding Account and Fixed Account Options. Please specify the guaranteed minimum effective annual interest rate for the Fixed Holding Account and Fixed Account Options.

Response: The above-referenced disclosure has been revised as requested.

b.

Index Account Options. In order to provide context, please describe each of the different Index Account Options (e.g., Growth Opportunity Types and Downside Protection Types) offered. Otherwise, it is hard to understand all the specific disclosure.

Response: The above-referenced disclosure has been revised as requested.

c.

Index Account Option Value - Index Credit Rate / Index Credit. According to the disclosure, “The Index Credit Rate represents the percentage gain or loss that we apply to your Index Account at the end of the Crediting Period (before any fees and charges).” Please disclose when these fees and charges are deducted.

Response: The above-referenced disclosure has been revised as requested under “Index Account Option Value.”

d.	Index Account Option Value - Index Base.

i.	Please revise the first sentence to delete the reference to “principal” since rollovers may include prior credited earnings as well.

Response: The above-referenced disclosure has been revised as requested.

ii.

Please include a separate bullet point or sub-section for “Negative Adjustments” that includes the last two sentences of the first paragraph, the second full paragraph and the third full paragraph. This disclosure should also include an example demonstrating the effect of a negative adjustment (and interim value calculation) on the Index Credit.

Response: The above-referenced disclosure has been revised as requested.

iii.

The disclosure includes an example of how the Company calculates Index Account Option Value at the end of a Crediting Period assuming there were no deductions for fees or withdrawals before the end of the Crediting Period. Please revise the example to show such deductions since fees and charges are deducted during the Crediting Period.

Response: The above-referenced disclosure has been revised as requested.

e.

Interim Values. The disclosure notes that the Company’s process for calculating Interim Values is explained in detail in Appendix B. However, while the actual formula can be included in the appendix, the disclosure should include a plain English definition of the calculation in this section (including examples).

Response: The above-referenced disclosure has been revised as requested.

18.	Types of Index Account Options (pages 7-8). i. The Summary should include a brief description of any rights the Company has to change or discontinue an Index.

Response: The Summary has been revised as requested.

ii. The summary should also disclose how Index performance is recalculated when an Index is substituted before the end of a Crediting Period.

Response: The Summary has been revised as requested.

19.	Additional Information About Basic Index Account Options (pages 8-12)

a.

i. Rather than referring Owners to Appendix A, please revise the introduction and replace the chart shown with the list of applicable options from Appendix A. Otherwise, the rest of the discussion regarding the Basic Index Account Options is very hard to follow. In addition, since Owners cannot customize, please specify all Basic Index Account Options here. Please note that the buffer, floor and downside participation rate, guaranteed minimums, and terms other than the upside rates should be specified for each Option. Please make similar changes in other areas of the prospectus where other Index Options are discussed (e.g., subsequent sections entitled “Additional Information About Basic Index Account Options” and “Additional Information About Enhanced Index Account Options”).

Response: The Company has made the requested revisions.

b.	Growth Opportunity Types.

i.

With respect to the calculation of each Growth Opportunity type (i.e., Caps, Cap+ Accelerator, Participation, Accelerated Tiered Participation, Value Trigger and Value Trigger+), please include a cross-reference to the examples.

Response: The above-referenced disclosure has been revised as requested.

ii.

If true, please disclose that the Cap is measured over the life of the Crediting Period, which is sometimes more than one year. In cases where a Crediting Period is more than one year, please clarify that the cap for that Crediting Period would be less if measured on an annual basis. This comment applies to the Cap+Accelerator disclosure as well.

Response: The above-referenced disclosure has been revised as requested.

iii.

Explain the difference between Cap Rate and Participation rate (e.g., 100% participation means that you will participate to the full extent of the positive Index performance). Please also specify the minimum guaranteed participation rate.

Response: The above-referenced disclosure has been revised as requested.

iv.	Please revise the definition of Accelerated Tiered Participation in plain English.

Response: The Accelerated Tiered Participation feature has been removed from the prospectus.

c.	Downside Protection Types.

i.	Please begin this section with an explanation of a buffer and a floor. For example, consider moving the third paragraphs of sections 1 and 2 to the beginning of each section.

Response: The above-referenced disclosure has been revised as requested.

ii.

The disclosure states, “For a Basic Index Account Option with a Buffer as its Downside Protection Type, if the Index Change at the end of the Crediting Period is negative, the value of your investment will decrease to the extent that the Buffer does not protect you from loss.” Please revise the end of this sentence in plain English (e.g., if the Index Change is greater than the Buffer Rate). Please make corresponding changes in the section entitled “Downside Protection Types: Calculating Loss Using the Downside Protection Type” on page 53.

Response: The above-referenced disclosure has been revised as requested.

iii.

Please clarify that buffers and floors are measured over the life of the Crediting Period, which may be more than one year. In cases where a Crediting Period can be more than one year, please clarify that the buffer or floor for that Crediting Period is the total buffer or floor for the life of the Crediting Period.

Response: The above-referenced disclosure has been revised as requested.

iv.

Please rewrite the following sentence in plain English: “The Floor Rate represents the percentage of your investment that is protected from loss. For instance, assuming a Floor Rate of 80%, it is possible that you could lose up to 20% of your investment as a result of negative Index performance, which means the Index Credit Rate could be as low as -20%.” For example, “The Floor Rate is the maximum amount of negative Index Change that may be charged to an Owner.” Also, instead of using 80% as the Floor rate, please use -20%, as this is as a more customary presentation and more easily understood by investors. Please make this change throughout.

Response: The above-referenced disclosure has been revised as requested.

v.	Please revise the sentences relating to the Floor Rate as 100% in plain English (i.e., that no negative Index performance will be credited regardless of the amount of negative Index Change).

Response: All disclosure regarding 100% Floor Rates has been removed from the prospectus.

vi.

If accurate, please revise the first two sentences of the last paragraph on page 11 as follows: “~~When the Floor Rate is less than 100%,~~ [T]he Floor Rate provides only limited downside protection. You assume the risk of loss for negative Index performance down to ~~that does not exceed the Floor based on~~ the Floor Rate.”

Response: The above-referenced disclosure has been revised as requested.

20.	Additional Information About Enhanced Account Options (pages 12-15)

a.	With respect to Best Entry Initial Index Value reset feature, please specify the “periodic basis” (i.e., daily, weekly, monthly or quarterly) that the Company will observe the Index Value.

Response: The above-referenced disclosure has been revised as requested.

b.	Please provide a cross-reference to the example of how the Initial Index Value works.

Response: The above-referenced disclosure has been revised as requested.

c.

With respect to how the Buffer Reset feature works, the disclosure states that on a periodic basis throughout the Crediting Period (monthly, quarterly, semi-annually, annually, or biannually), the Company will observe the Index Value for the purpose of determining whether the Buffer Reference Level should be reset to a higher Index Value (the “Buffer Reset Period”). The next bullet suggests it is on each such date. Please clarify.

Response: All disclosure regarding Buffer Auto Reset has been removed from the prospectus.

d.

The first sentence of the last paragraph on page 14 states, “To calculate your Index Credit Rate at the end of the Crediting Period, we use a mathematical formula described later in this prospectus.” Please briefly describe the mathematical formula here in plain English.

Response: All disclosure regarding Buffer Auto Reset has been removed from the prospectus.

e.

The first bullet point on page 15 notes that you could lose money even if the Buffer Reference Level has reset during the Crediting Period. The disclosure further states, “If your Buffer Reference Level has reset, you may be more likely to realize gain or less likely to realize loss at the end of the Crediting Period, but there is no guarantee that you will realize any gain or that you will not realize loss.” Please revise the sentence for clarity.

Response: All disclosure regarding Buffer Auto Reset has been removed from the prospectus.

21.	Summary of Actions You May Take at the End of a Crediting Period (page 15)

a.

Please add the following disclosure to the end of the second sentence of the bullet point discussing a withdrawal on the last day of a Crediting Period: “The withdrawal may be subject to surrender charges, taxes and a 10% penalty.

Response: The above-referenced section has been deleted from the Summary because the disclosure previously appearing in this section is adequately covered by other sections of the Summary.

b.	Please add, “as discussed in the next paragraph below” to the end of the last sentence of this section.

Response: The above-referenced section has been deleted.

22.

Summary of Actions You May Take Before the End of a Crediting Period (pages 15-16). With regard to the Interim Value adjustment, please disclose, if true, that the Interim Value may result in a loss to a policy owner even if the reference index at the time of withdrawal is higher than at the beginning of the Crediting Period. This should also be noted in the Summary.

Response: The above-referenced section has been deleted.

Selecting Your Investment Options

23.

We note that the Company provides an Owner notice of the upside rates for each Allocation Account 21 days prior to the end of the Crediting Term. Please explain why the initial upside rates for the Allocation Accounts are not provided to the Owner when the Policy is purchased and included on the Policy Specification Page of the Policy. If the initial upside rates are provided with the Policy, much of the disclosure here and throughout regarding the initial upside rates can be deleted and replaced with a sentence stating that these rates are found on the Policy Specification Page. Similarly, the bullet entitled “Prospective Purchasers Selecting Investment Options” appears unnecessary and should be deleted.

Response: The initial upside rates for the available Allocation Accounts are provided to the potential Owner prior to the time that the Policy is purchased. As part of the application process, the potential Owner will receive documentation of the initial upside rates that are being offered with the available Allocation Accounts. The Company will not accept an application unless the potential Owner received the initial upside rates that will apply to the initial Crediting Period.

The initial upside rates will not be included on the Policy Specification Page, as the state approved policy form does not include that information. In addition, like all other RILAs, the Policy Specification Page will not include the upside rates for subsequent Crediting Periods. The Company does not believe that there is a compelling reason why a policy would need to include upside rates for the initial investment term when they are not included for subsequent investment terms.

Based on the foregoing, the Company believes it is important to disclose in the prospectus how prospective Owners will be made aware of the initial upside rates. As such, the Company has not deleted the above-referenced disclosures, but has simplified and revised them for further clarity.

24.	We note the bolded disclosure on page 16 regarding the risks associated with the Company’s right to terminate Allocation Options. Please include this prominent disclosure on the cover and summary.

Response: The above-referenced disclosure has been revised as requested.

25.

Please delete the following disclosure in the last paragraph of page 16 or explain why it is needed: “As described further below, depending on your circumstances, the current upside rates may be provided to you. Otherwise, you may need to request them.” We note similar disclosure in the section entitled “Selecting Your Investment Options” on page 66 and in Appendix A.

Response: The above-referenced disclosure has been deleted.

26.	Existing Policy Owners Making Additional Premium Payments (page 17)

a.

According to the disclosure, “If your additional premium payment is not accompanied by allocation instructions and your standing allocation instructions are not in good order, your premium payment (or a portion thereof) will be automatically allocated to a default Allocation Account.” Please explain how standing orders cannot be in good order.

Response: The above-referenced disclosure has been revised as requested.

b.	Please also specify the default Allocation Account. We note that this sentence regarding default allocation is not consistent with later disclosure on page 20. Please reconcile.

Response: The above-referenced disclosure has been revised as requested.

27.

Existing Policy Owners at the End of a Crediting Period (page 17). Please state what happens if reallocation instructions are not provided (e.g., rolled-over for another Crediting Period in the expiring Allocation Account, if still offered, or into [specify default allocation option]).

Response: The above-referenced disclosure has been revised as requested.

Product Risk Factors

28.

Please move the Product Risk Factors section immediately after the Summary. Currently, the section entitled “Selecting Your Investment Options” precedes the Product Risk Factors section. Regulation S-K (§503(c)) requires that the summary precede the discussion of risk factors which, in turn, must be before anything else (other than the summary) in the prospectus.

Response: The above-referenced disclosure has been revised as requested. The Company notes that “Selecting Your Investment Options” was intended to be part of the Summary (the heading was inadvertently centered), and that “Product Risk Factors” as required by Item 105 of Regulation S-K (formerly Item 503(c) of Regulation S-K) now appears immediately after the Summary.

29.	Risk of Loss (page 18). Please clarify that a policy owner may not only lose principal but may lose previously credited earrings, and that this loss may be significant.”

Response: The above-referenced disclosure has been revised as requested.

30.	Liquidity Risk (page 18). Please include “taxes” as one of the significant risks and negative consequences associated with a withdrawal or Surrender.

Response: The above-referenced disclosure has been revised as requested.

31.	Withdrawal and Surrender Risk (pages 19-20)

a.	Please consider providing cross references to where these consequences are described more fully (e.g., “Access to Your Money” on page 75).

Response: The above-referenced disclosure has been revised as requested.

b.

The third bullet point states, “Any withdrawal you take will reduce the Policy Value and the amount of the death benefit, including the guaranteed minimum death benefit (perhaps significantly) if the GMDB rider has been elected.” Please explain why this is the case (e.g., because of the proportionate negative adjustment made for withdrawals).

Response: The above-referenced disclosure has been revised as requested.

32.	Downside Protection Type Risk (page 20)

a.

Please disclose that limits on downside loss are for the duration of the Crediting Period, and that amounts held for multiple Crediting Periods can result in larger losses than that indicated by the stated limit for a single Crediting Period.

Response: The above-referenced disclosure has been revised as requested.

b.

The disclosure states, “We set the rates for Downside Protection Types in our discretion, within the guaranteed limits to which we are subject as described in this prospectus. You bear the risk that the rates we set for any Downside Protection Type will not be any more or less favorable to you than the guaranteed limits to which we are subject.” Based on our reading of the prospectus, the Company can only change downside protection for new allocation options subject to the guaranteed limits. Accordingly, please revise this disclosure to apply only to new Allocation Accounts.

Response: The above-referenced disclosure has been revised as requested.

33.

Growth Opportunity Type Risk (page 20). Please delete the clause “while those rates remain in effect,” since it appears inconsistent with other disclosure stating that upside rates will not change during a Crediting Period

Response: The above-referenced disclosure has been revised as requested.

34.

Premium Payment Risk (page 23). The Company states, “We reserve the right to further limit or refuse additional premium payments and to prohibit Owners from making additional premium payments under the Policy in the future on a non-discriminatory basis. You bear the risk that you may not always be permitted to make additional premium payments.” Please add, “If the Company exercises this right, Owners will lose the ability to increase Policy Value and the optional death benefit, if elected.”

Response: The above-referenced disclosure has been revised as requested.

35.

Index Substitution Risk (page 24). When an Index is substituted before the end of a Crediting Period, please disclose how performance will be calculated (i.e., the old Index’s performance is used until the date of substitution and the performance of the new Index is used from the date of substitution until the end of the Crediting Period).

Response: The above-referenced disclosure has been revised as requested.

36.

Financial Strength and Claims-Paying Ability (page 24). Please add the following risks regarding the Separate Account: (i) amounts under the Policy are not held in a Separate Account registered under l940 Act; (ii) Owners do not share in the investment performance of assets allocated to the Separate Account; and (iii) the obligations under this Policy are independent of the investment performance of the Separate Account and are the obligations of the Company.

Response: The above-referenced disclosure has been revised as requested.

37.

Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Company’s disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets of the indices or ETFs that the Company is using to calculate the Company’s obligations under the Policy. Further, given that the Company’s obligations under the Policy are subject to the financial strength and claims-paying ability of the Company, please consider whether this disclosure should be revised based on how these events could affect the Company’s financial strength and claims- paying ability. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Company has added various risk disclosures related to COVID-19, including a risk factor titled “Company Risks Related to the COVID-19 Pandemic.” The Company also intends to include information about the COVID-19 pandemic in “Appendix E – Transamerica Life Insurance Company and Financial Statements,” which will be added to the prospectus as part of a future pre-effective amendment. Please note that the Company continues to monitor developments related to the COVID-19 pandemic closely, and may decide to remove the related disclosure when the Company determines that the related risks are immaterial to investors.

Glossary

38.	Please locate the Glossary after the Table of Contents or, in the case of terms that are predominately used only in one section in that section.

Response: The above-referenced disclosure has been revised as requested.

39.

For terms such as Buffer, Cap, Floor etc., please provide a definition specific to how each feature works (rather than merely stating the fact that it is a Downside Protection Type or Growth Opportunity Type).

Response: The above-referenced disclosure has been revised as requested.

40.	Consider including the term “Negative Adjustment” in the Glossary.

Response: The above-referenced disclosure has been revised as requested.

41.	In the definition of Withdrawal, please list all transactions that are considered withdrawals.

Response: The above-referenced disclosure has been revised as requested.

Premium Payments

42.	Initial Premium Payment (pages 30-31).

a.

The disclosure states, “We will first begin our review only once we receive both your initial premium payment and your application (or an electronic order form).” Earlier language on page 17 provides 14 days after application to make an initial premium. Please reconcile.

Response: The above-referenced disclosure has been deleted.

b.

According to the disclosure, “The date on which we credit your initial premium payment to your Policy is generally the Policy Date.” Please make clear that this is not the date that initial premium is allocated to an Allocation Option and that premium payments are held in in the Fixed Holding Account until the next upcoming 1st, 8th, 15th, or 22nd calendar day of any month.

Response: The above-referenced disclosure has been revised as requested.

43.	Allocation of Premium Payments (pages 31-32)

a.

Please explain the reason for the inclusion of these provisions with respect to initial premiums allocations. These provisions seem inconsistent with earlier disclosure stating that all Allocation Options are disclosed at the time of application. Please also explain how the Company can remove an option that was available at application during the 14 days before the Policy is fully funded. Please delete this disclosure or explain the basis for inclusion.

Response: The above-referenced disclosure has been revised as requested to further explain the reason for its inclusion.

b.

Please explain the need for the complicated “same” analysis described in this section, given that index allocation options should remain the same from one Crediting Period to the next unless removed by amendment.

Response: The Company has deleted the above-referenced disclosure. The Company believed that such disclosure may be necessary when certain rates other than current upside rates, such as Credit Advantage Fees or the rates associated with the Enhanced Index Account Options’ reset features, could be changed for future Crediting Periods without an amendment. However, the Company has revised the prospectus to reflect that only current upside rates may change for future Crediting Periods. As such, the Company no longer believes that the above-referenced disclosure is necessary.

Policy Value and Cash Value

44.	Policy Value (page 38). In determining Policy Value, please clarify whether Policy Value reflects the Interim Value if calculated on a day prior to the end of a Crediting Period.

Response: The above-referenced disclosure has been revised as requested.

The Indexes

45.	Please also provide a reference to publicly available information for each ETF.

Response: The above-referenced disclosure has been revised as requested.

46.

The staff generally expects that referenced indexes be broad based securities indexes. With respect to the S&P 500 Market Opportunity Allocator 1.0% Decrement Index and the Fidelity World Factor Leaders IndexSM 0.5% AR, please confirm supplementally that: (i) the Indexes and the methodology used to calculate the Indexes are publicly available; (ii) all components of each Index will be actively traded; (iii) each Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) each Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly available website describing each Index. We may have further comments after you provide this information.

Response: The Company notes that the S&P 500 Market Opportunity Allocator 1.0% Decrement Index has been removed as an Index. With respect to the Fidelity World Factor Leaders IndexSM 0.5% AR, the Company confirms that (i) the Index and the methodology used to calculate the Index are publicly available; (ii) all components of the Index will be actively traded; (iii) the Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) the Index can be replicated by unaffiliated third parties. The Index is described at the following link: https://research2.fidelity.com/pi/Content/Documents/RebalanceSchedulesPDFs/202101_FidelityIntlandEMMethodology.pdf.

47.	Please note that the description of the iShares U.S. Technology ETF includes a reference to the iShares Russell 2000 ETF. Please revise for accuracy.

Response: The above-referenced disclosure has been revised as requested.

48.

Index Account Options (pages 39-40). The bolded disclosure notes that the Company calculates Interim Values differently than how it calculates gains or losses at the end of a Crediting Period. Please include a set of examples in this section of the prospectus showing the Interim Value calculation under positive and negative market scenarios and both early and late in the crediting period.

Response: The Company has made the requested revisions.

Valuing Your Investment in an Index Account Option

49.	Index Account Option Value (pages 45-46)

a.

In the first bullet point, the disclosure states, “The Index Credit Rate represents the percentage gain or loss that we apply to your Index Account at the end of the Crediting Period (before any fees and charges).” Disclosure throughout the prospectus states that fees and charges are deducted during the Crediting Period. Please reconcile this disclosure.

Response: The above-referenced disclosure has been revised as requested.

b.

The example assumes there were no deductions for fees or withdrawals before the end of the Crediting Period. Please revise, or provide a separate example where the fees and charges and withdrawals are deducted during the Crediting Period.

Response: The above-referenced disclosure has been revised as requested.

Additional Information About Basic Index Account Options

50.	Downside Protection Types: Calculating Loss Using the Downside Protection Type (pages 53-57)

a.	Please show the Buffer Rate as a negative rate throughout for clarity (e.g., -10%).

Response: The Company respectfully declines to make the requested revision. The Company believes that the Buffer Rate, which represents a prescribed limit of protection from loss, may be confusing to investors if presented as a negative. In addition, several companies with buffer features present their associated rates as positive numbers. The Company believes that requiring the Company to present its Buffer Rates as negative numbers would place the Company at an unfair competitive disadvantage relative to those other companies. The Company believes that the disclosure and examples related to the Buffer and Buffer Rate are clear, and that an ordinary investor will understand the related downside protection.

b.

In the disclosure discussing the Floor Rate and the examples, please state the Floor Rate as a negative (e.g., -20%) rather than using 80%. Please also state that, unlike a buffer, the Owner is charged with negative Index performance “up to the Floor Rate” (rather than “before any negative Index performance is absorbed by the Floor”).

Response: The Company has made the requested revisions.

Additional Information About Enhanced Index Account Options

51.	Best Entry (pages 57-61)

a.

Please revise the disclosure and the charts to show the Best Entry options and their relevant terms, including the applicable Reset Period, Observation Period, Observation Frequency, and Best Entry Reset Threshold, in the prospectus.

Response: The Company has made the requested revisions.

b.

The disclosure states that the Observation Period is a defined period of time during which the Initial Index Value may be reset, starting at the beginning of the Crediting Period. Depending on the Observation Frequency, a longer Observation Period may or may not provide more reset opportunities than a shorter Observation Period. Please revise this disclosure to clarify whether a longer Observation Period provides more reset opportunities.

Response: The Company has revised the above-referenced disclosure, and has also revised the table containing the Best Entry options that will be initially offered to include the number of reset opportunities.

c.

If true, please revise the last sentence of the second bullet describing how the Initial Index Value reset works as follows: “The reset Initial Index Value, if applicable, at the end of the Observation Period will be used to calculate the Index Change at the end of the Crediting Period.”

Response: The above-referenced disclosure has been revised as requested.

d.	Please state, if true, that the Initial Index Value reset feature will never result in a Policy owner experiencing lower gains or increased losses than if the reset had not occurred.

Response: The above-referenced disclosure has been revised as requested.

e.

If true, please disclose here and in the Summary that the Initial Index Value reset feature changes the Initial Index Value only at the end of a Crediting Period and does not affect any Interim Values prior to the end of a Crediting Period.

Response: The above-referenced disclosure has been revised. The Company notes that an Initial Index Value reset will impact Interim Values, but the impact will always be positive.

52.

Buffer Auto Reset (pages 61-66). The comments above with respect to the Best Entry Options apply to this Option to the extent applicable. In addition, on page 63, the disclosure states, “As previously explained in the prospectus, we use the following formula to calculate the Index Credit Rate at the end of a Crediting Period for a Buffer Auto Reset Enhanced Index Account Option.” Please identify where this was previously explained by including a cross reference.

Response: All disclosure regarding Buffer Auto Reset has been removed from the prospectus.

Selecting Your Investment Options

53.

Available Investment Options (page 66). If true, please revise the second sentence of the first paragraph to state, “We also reserve the right to make different Allocation Accounts available for investment in connection with new premium payments (i.e., initial or additional premium payments) versus renewals or rollovers at the end of a Crediting Period.

Response: The above-referenced disclosure has been revised as requested.

Guaranteed Limits on Rates

54.

The disclosure states, “Rates for the Index Account Options, the Fixed Account Options, and the Fixed Holding Account are generally set in our discretion within the guaranteed limits to which we are subject.” Please state any exceptions to this practice. For clarity, please also replace “to which we are subject” with “set forth below.”

Response: The above-referenced section has been deleted.

55.

With respect to the table of Basic Index Accounts, the tiers should not change for Allocation Accounts offered in this prospectus. Similarly, the Buffer Rate, Floor Rate and Downside Protection Participation Rate should only change for new Allocation Accounts. Please revise or explain your basis for these changes to Allocation Options offered in this prospectus. In addition, with respect to the table of Enhanced Index Accounts, rates should not change for Allocation Accounts offered in this prospectus.

Response: The above-referenced section has been deleted.

Transfers and Reinvestments

56.

The disclosure states, “In general, at the end of a Crediting Period for an Allocation Account, unless you wish to withdraw all of your Policy Value invested in that Allocation Account, that Policy Value will either be (i) reinvested in the same Allocation Account for another Crediting Period; (ii) transferred to the available Allocation Account(s) that you select; or (iii) automatically transferred to the Default Option, as discussed further below.” Please delete “in general” and specify all options. Please also include annuitization as another option at the end of a Crediting Period.

Response: The above-referenced section has been deleted from the prospectus because the disclosure previously appearing in this section is adequately covered by other sections of the prospectus.

57.	Reinvestments (page 69-70)

a.

If true, please revise the first sentence as follows: “At the end of the Crediting Period for an Allocation Account, if the same Allocation Account is available for investment, you may reinvest your Policy Value in that Allocation Account for another Crediting Period based on the upside rates applicable to the new Crediting Period.”

Response: The above-referenced section has been deleted.

b.

According to disclosure in the second bullet point, Best Entry Enhanced Index Account Options will be considered the “same” even if the Cap Rates, Observation Periods, Observation Frequencies, and Best Entry Reset Thresholds differ. Please explain the basis for changing these terms for existing Allocation Accounts or delete. Only the upside rate should change from Crediting Period to Crediting Period for Allocation Options offered in this prospectus.

Response: The above-referenced section has been deleted.

Automatic Transfer to the Default Option

58.	Instead of using the defined term Default Option, please specify the default option.

Response: The above-referenced disclosure has been revised as requested.

Default Option

59.

According to the disclosure, “Once a premium payment (or any portion thereof) or Policy Value has been allocated to the Default Option, your investment in the Default Option is generally subject to the same terms and conditions as any other investment in an Allocation Account under your Policy.” Please specify the exceptions or delete “generally.”

Response: The above-referenced disclosure has been revised as requested.

60.	Please add “prior to the end of the Crediting Period” to the last sentence of this section.

Response: The above-referenced disclosure has been revised as requested.

Access to Your Money

61.	Please add disclosure explaining why withdrawals taken will reduce the Policy Value and the amount of the death benefit, including the GMDB (perhaps significantly) if the GMDB rider has been elected.

Response: The above-referenced disclosure has been revised as requested.

62.

Surrenders and Withdrawals (pages 71-72). Please indicate that withdrawals or a Surrender made prior to the end of a Crediting Period are also subject to the Interim Value adjustment and cross-reference related disclosure. Please also disclose the consequences of having different Crediting Period Maturity Dates (e.g., the Interim Value adjustment will apply to some or all the Allocation Options).

Response: We respectively submit that this information is already contained in the bullet points in this section. The cross reference has been added

a.	Please also disclose the consequences of having different Crediting Period Maturity Dates (e.g., the Interim Value adjustment will apply to some or all the Allocation Options).

Response: The above-referenced disclosure has been revised as requested.

63.

Gross and Net Withdrawals (page 72). The Company calculates both gross and net withdrawals when a withdrawal is taken. Please disclose whether Policy owners can specify whether they want a gross or net withdrawal. Please also provide examples of gross and net withdrawals.

Response: The above-referenced disclosure has been revised as requested.

64.	Surrender Charge Waivers (pages 71-73)

a.	Please disclose that withdrawals taken with a surrender charge waiver are still subject to the same risks as any other withdrawals, including the risks listed at the beginning of this section.

Response: The above-referenced disclosure has been revised as requested.

b.

Required Minimum Distributions. Please revise the last sentence of this section as follows: “Any amount requested in excess of the IRC required minimum distribution will have the appropriate surrender charges applied, unless the excess distribution qualifies as surrender charge free under any additional options provided (e.g., the surrender charge-free amount).”

Response: The above-referenced disclosure has been revised as requested.

c.	Nursing Care and Terminal Condition Waiver and Unemployment Waiver.

i.

Please explain why a Policy owner is not required to provide notice of the waiver request for a waiver due to confinement in a hospital or nursing facility at the time of the request, similar to the procedure for the terminal illness waiver. Otherwise, the withdrawal will be processed with the withdrawal charge, which seems to nullify the point of the waiver.

Response: The Company submits that the disclosure already states that the Company requires proof of eligibility at the time of the request (“For a waiver due to a condition related to confinement in a hospital or nursing facility, we must receive each withdrawal request (and proof of eligibility with each request) no later than 90 days following the date that confinement has ceased, . . . .”).

ii.

The disclosure notes that the Nursing Care and Terminal Condition Waiver and Unemployment Waiver may vary for certain Policies and may not be available for all Policies, in all states, or at all times. Please include these variations and limitations in the State Variations section.

Response: The above-referenced disclosure has been revised as requested.

65.

Systematic Payout Option (page 73). The disclosure notes a Policy owner should fully understand the risks associated with a withdrawal and Surrender before electing the systematic payout option. Please include a cross reference to the applicable sections where these risks are disclosed.

Response: The above-referenced disclosure has been revised as requested.

66.	Involuntary Cashout (page 73). Please disclose that the involuntary cashout will not apply if a Policy owner has elected the optional GMDB rider or explain the basis for doing so.

Response: The above-referenced disclosure has been revised.

Death Benefit

67.	Please be specific about the payment under both the standard death benefit and the optional GMBD rider.

Response: The above-referenced disclosure has been revised as requested.

68.

Under the Policy’s standard death benefit, the death benefit will be no less than the Policy Value but may be “greater under certain circumstances.” Please explain the “circumstances” in the disclosure.

Response: The above-referenced disclosure has been revised as requested.

69.

The disclosure states that the GMBD rider may increase the amount payable compared to the standard death benefit. Please explain why the rider does not pay a benefit greater than the standard benefit and why this is appropriate for a rider subject to an additional fee.

Response: The above-referenced disclosure has been revised as requested.

70.

According to the disclosure, if election of the GMDB rider would not subject the Policy to an additional fee, the GMDB rider will be automatically added to the Policy. As noted earlier, this is inconsistent with other disclosure in the prospectus indicating the GMDB rider is offered for a fee with this product. Please reconcile all disclosure.

Response: The above-referenced disclosure has been deleted.

71.	The disclosure notes that death benefit provisions may differ from state to state. Please include these variations in the State Variations section.

Response: The above-referenced disclosure has been revised as requested.

72.	Death of Owner Before the Annuity Commencement Date (pages 75-76)

a.	Please disclose the impact of Interim Value on the death benefit.

Response: The above-referenced disclosure has been revised as requested.

b.

Please specify the amount of the guaranteed minimum death benefit on the date of death or how it is determined here in the section entitled “Death of Annuitant Who is Not an Owner Before the Annuity Commencement Date.”

Response: The above-referenced disclosure has been revised as requested.

73.	Guaranteed Minimum Death Benefit (GMBD) rider (page 78-79)

a.

Please delete the disclosure stating, “We may stop offering this rider at any time.” This reservation is not relevant to purchasers buying the Policy because the rider must be elected at issue. The prospectus would need to be amended in order to eliminate the rider for new purchasers.

Response: The above-referenced disclosure has deleted.

b.

According to the disclosure, “The guaranteed minimum death benefit will equal 100% of the Policy Value as of the Policy Date, less any adjusted withdrawals as of the Annuitant’s date of death.” Please explain how the death benefit under the GMDB Rider is different from the death benefit under the standard Death Benefit, which, as stated on page 74, “will be no less than the Policy Value but may be greater under certain circumstances.”

Response: The above-referenced disclosure has been revised as requested.

Annuity Payments (Income Phase)

74.

The disclosure states, “The Policy allows annuitization at times that may not correspond to the end of a Crediting Period. If the Policy is annuitized before the end of a Crediting Period for an Index Account Option, the amount from that Index Account Option being annuitized will be calculated based on an Interim Value.” Given that the Company states in the prospectus that there may be up to 150 Allocation Accounts with different Crediting Periods per Policy owner, and Owners can make additional premium payments on an ongoing basis, there will likely be no time when a withdrawal, Surrender, annuitization or death payment can occur without some or all of the Allocation Accounts being subject to the Interim Value adjustment, which could greatly reduce the amount an Owner receives. Please disclose this risk prominently on the cover, summary and risk factors section.

Response: The Company has made the requested revisions.

Tax Information

75.

The disclosure notes that the Company may permit advisory fees to be paid from the Policy directly. Please confirm to the staff that the deduction of advisory fees from Policy Value is permitted under this Policy in light of disclosure elsewhere that commissions are paid with respect to the Policy. We may have additional comments depending on your response.

Response: While this Policy will not be sold through the adviser distribution channel, the Company may permit investment advisory fees that an Owner may otherwise pay to be deducted directly from the Policy in the form of withdrawals.

Part II – Information Not Required In Prospectus

76.

Please submit a new Power of Attorney with the next filing of the registration statement. We note that a Power of Attorney must reference a specific filing. See Rule 483 under the Securities Act of 1933, as amended (“Securities Act”).

Response: Please see new Powers of Attorney filed with the pre-effective amendment.

Signatures

77.	Pursuant to the signature requirements of Section 6(a) of the Securities Act, please specify who is signing the registration statement in the capacity of the principal executive officer.

Response: The Signature Page has been revised as requested.

*    *    *    *

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely, /s/ Brian Stallworth Brian Stallworth Assistant General Counsel